SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Clean Harbors, Inc.
                                (Name of Company)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    184496107
                                 (Cusip Number)

                                Charles A. Irwin
                       c/o Oak Hill Securities Fund, L.P.
                           201 Main Street, Suite 1910
                              Forth Worth, TX 76102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 2
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Securities Fund, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       330,000 (1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          330,000 (1)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          330,000 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.58%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------
(1) Represents 330,000 shares of Common Stock of Clean Harbors, Inc. (the "Company") that would be held directly by Oak Hill Securities Fund, L.P. ("OHSF") upon conversion of its 3,465 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series C Preferred Stock"). Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued. OHSF is managed by its general partner, Oak Hill Securities GenPar, L.P., which is managed by its general partner Oak Hill Securities MGP, Inc.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 3
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Securities GenPar, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       330,000 (2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          330,000 (2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          330,000 (2)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.58%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------
(2) Represents 330,000 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities GenPar, L.P. ("OHS GenPar"), in its capacity as general partner of OHSF, upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued. OHS GenPar is managed by its general partner Oak Hill Securities MGP, Inc.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 4
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Securities MGP, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       330,000 (3)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          330,000 (3)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          330,000 (3)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.58%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

------------------------
(3) Represents 330,000 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities MGP, Inc. ("OHS MGP"), in its capacity as general partner of OHS GenPar, the general partner of OHSF, upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 5
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Securities Fund II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       330,000 (4)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          330,000 (4)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          330,000 (4)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.58%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------
(4) Represents 330,000 shares of Common Stock of the Company that would be held directly by Oak Hill Securities Fund II, L.P. ("OHSF II"), upon conversion of its 3,465 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued. OHSF II is managed by its general partner Oak Hill Securities GenPar II, L.P., which is managed by its general partner Oak Hill Securities MGP II, Inc.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 6
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Securities GenPar II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       330,000 (5)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          330,000 (5)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          330,000 (5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.58%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------
(5) Represents 330,000 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities GenPar II, L.P. ("OHS GenPar II"), in its capacity as general partner of OHSF II, upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF II. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued. OHS GenPar II is managed by its general partner Oak Hill Securities MGP II, Inc.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 7
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Securities MGP II, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       330,000 (6)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          330,000 (6)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          330,000 (6)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.58%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

------------------------
(6) Represents 330,000 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities MGP II, Inc. ("OHS MGP II"), in its capacity as general partner of OHS GenPar II, the general partner of OHSF II, upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 8
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Asset Management, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       85,238 (7)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          85,238 (7)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,238 (7)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.68%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

------------------------
(7) Oak Hill Asset Management, Inc. ("OHAM") is an investment advisor. Two clients of OHAM own 895 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHAM beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued.

------------------------                               -------------------------
CUSIP No. 184496107                                                       Page 9
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Advisors, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       40,476 (8)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          40,476 (8)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,476 (8)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.33%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------
(8) Oak Hill Advisors, L.P. ("OHA") is an investment advisor. One client of OHA owns 425 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHA beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued. OHA is managed by its general partner Oak Hill Advisors MGP, Inc.

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 10
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Advisors MGP, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       40,476 (9)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          40,476 (9)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,476 (9)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.33%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

------------------------
(9) Oak Hill Advisors MGP, Inc. ("OHA MGP"), is the general partner of OHA, an investment advisor. One client of OHA owns 425 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHA MGP beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued.

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 11
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Glenn R. August
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       785,714 (10)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          785,714 (10)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          785,714 (10)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.07%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

------------------------
(10) Represents (i) 330,000 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHS MGP, (ii) 330,000 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHS MGP II, (iii) 85,238 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHAM, and (iv) 40,476 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHA MGP. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of the date on which the Series C Preferred Stock was issued.

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 12
------------------------                               -------------------------

ITEM 1.  SECURITY AND COMPANY.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 1501 Washington Street, Braintree, Massachusetts 02184.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, by the following persons (sometimes hereinafter collectively referred to as the "Reporting Persons"):


         Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OHSF"); Oak Hill Securities GenPar, L.P., a Delaware limited partnership ("OHS GenPar"); Oak Hill Securities MGP, Inc., a Delaware corporation ("OHS MGP"); Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OHSF II"); Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OHS GenPar II"); Oak Hill Securities MGP II, Inc., a Delaware corporation ("OHS MGP II"); Oak Hill Asset Management, Inc., a Delaware corporation ("OHAM"); Oak Hill Advisors, L.P., a Delaware limited partnership ("OHA"); Oak Hill Advisors MGP, Inc., a Delaware corporation ("OHA MGP"); and Mr. Glenn R. August.

         (b)      (c)

         OHSF is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal office of OHSF is 201 Main Street, Suite 1910, Fort Worth, Texas 76102.

         OHS GenPar is a Delaware limited partnership, the principal business of which is acting as general partner to OHSF. The principal office of OHS GenPar is 201 Main Street, Suite 1910, Fort Worth, Texas 76102.

         OHS MGP is a Delaware corporation, the principal business of which is acting as general partner to OHS GenPar. The principal office of OHS MGP is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHS MGP are as follows:

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 13
------------------------                               -------------------------

NAME                           RESIDENCE OR                            PRINCIPAL OCCUPATION OR EMPLOYMENT
                               BUSINESS ADDRESS
Glenn R. August                65 E. 55th Street                       President and Director
                               New York, NY 10022

Charles A. Irwin               201 Main St., Suite 1910                Vice President and Director
                               Fort Worth, Texas 76102

Thomas Delatour                201 Main St., Suite 1910                Vice President and Director
                               Fort Worth, Texas 76102

William H. Bohnsack, Jr.       65 E. 55th Street                       Vice President and Treasurer
                               New York, NY 10022

Scott D. Krase                 65 E. 55th Street                       Vice President and Secretary
                               New York, NY 10022

         OHSF II is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal office of OHSF is 201 Main Street, Suite 1910, Fort Worth, Texas 76102.

         OHS GenPar II is a Delaware limited partnership, the principal business of which is acting as general partner to OHSF II. The principal business office of OHS GenPar II is 201 Main Street, Suite 1910, Fort Worth, Texas 76102.

         OHS MGP II is a Delaware corporation, the principal business of which is acting as general partner to OHS GenPar II. The principal office of OHS MGP II is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHS MGP II are as follows:


NAME                           RESIDENCE OR                            PRINCIPAL OCCUPATION OR EMPLOYMENT
                               BUSINESS ADDRESS
Glenn R. August                65 E. 55th Street                       President and Director
                               New York, NY 10022

Richard Sarnoff                1540 Broadway, 22nd Floor               Director
                               New York, NY 10036

William H. Bohnsack, Jr.       65 E. 55th Street                       Vice President and Treasurer
                               New York, NY 10022

Scott D. Krase                 65 E. 55th Street                       Vice President and Secretary
                               New York, NY 10022

         OHAM is a Delaware corporation, the principal business of which is advising clients on investments. The principal office of OHAM is 65 E. 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHAM are as follows:

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 14
------------------------                               -------------------------


NAME                           RESIDENCE OR                    PRINCIPAL OCCUPATION OR EMPLOYMENT
                               BUSINESS ADDRESS
Glenn R. August                65 E. 55th Street               President and Director
                               New York, NY 10022

Steven B. Gruber               65 E. 55th Street               Executive Vice President
                               New York, NY 10022

Anthony P. Scotto              65 E. 55th Street               Executive Vice President
                               New York, NY 10022

John R. Monsky                 65 E. 55th Street               Secretary and Vice President
                               New York, NY 10022

William H. Bohnsack, Jr.       65 E. 55th Street               Treasurer and Assistant Secretary
                               New York, NY 10022

         OHA is a Delaware limited partnership, the principal business of which is advising clients on investments. The principal office of OHA is 65 E. 55th Street, 32nd Floor, New York, New York 10022.

         OHA MGP is a Delaware corporation, the principal business of which is acting as the general partner of OHA. The principal office of OHA MGP is 201 Main Street, Suite 1910, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHA MGP are as follows:

NAME                           RESIDENCE OR                  PRINCIPAL OCCUPATION OR EMPLOYMENT
                               BUSINESS ADDRESS
Glenn R. August                65 E. 55th Street             President and Director
                               New York, NY 10022

Raymond P. Murphy              65 E. 55th Street             Secretary
                               New York, NY 10022

         (c) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) All of the natural persons identified in this Item 2 are citizens of the United States of America.

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 15
------------------------                               -------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed as a result of the purchase on September 10, 2002, by OHSF and OHSF II, OHAM (acting on behalf of two advisee clients) and OHA (acting on behalf of one advisee client), of 8,250 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), of the Company at a purchase price of $1,000 per share, in accordance with the Securities Purchase Agreement, dated as of September 6, 2002 (the "Securities Purchase Agreement"), entered into among the Company, OHSF, OHSF II, OHAM (acting on behalf of two advisee clients) OHA (acting on behalf of one advisee client) and another investor (all the parties other than the Company, the "Purchasers"). Subject to certain restrictions, the Series C Preferred Stock is convertible at any time into shares of Common Stock. The source and amount of the funds used by the Reporting Persons to purchase shares of the Series C Preferred Stock are as follows:

  REPORTING PERSON      SOURCE OF FUNDS                    AMOUNT OF FUNDS
  ----------------      ---------------                    ---------------

OHSF                   Contributions from partners        $3,465,000
                       and/or proceeds from investments
                       of such contributions

OHS GenPar             Not Applicable                     Not Applicable

OHS MGP                Not Applicable                     Not Applicable

OHSF II                Contributions from partners        $3,465,000
                       and/or proceeds from investments
                       from such contributions

OHS GenPar II          Not Applicable                     Not Applicable

OHS MGP II             Not Applicable                     Not Applicable

OHAM                   Advisee Clients                    $895,000

OHA                    Advisee Clients                    $425,000

OHA MGP                Not Applicable                     Not Applicable


ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisition of the securities referred to herein is for investment purposes. The Reporting Persons have no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

         However, depending upon future evaluations of the business prospects of the Company and upon other developments, the Reporting Persons may retain their holdings, dispose of all or portion of their holdings from time to time, acquire additional securities (including shares of Common Stock) from time to time, or

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 16
------------------------                               -------------------------

take any other action, including actions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, subject to any applicable legal and contractual restrictions on their ability to do so.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Based upon information provided by the Company, there were 12,164,312 shares of Common Stock issued and outstanding as of August 31, 2002. Subject to certain limitations, the shares of Series C Preferred Stock are convertible at any time on or after the date of issuance of such shares into shares of Common Stock.

         (a) As of September 10, 2002, (i) OHSF beneficially owns 330,000 shares of Common Stock, or 2.58% of the issued and outstanding shares of Common Stock; (ii) OHS GenPar beneficially owns 330,000 shares of Common Stock, or 2.58% of the issued and outstanding shares of Common Stock; (iii) OHS MGP, Inc. beneficially owns 330,000 shares of Common Stock, or 2.58% of the issued and outstanding shares of Common Stock; (iv) OHSF II beneficially owns 330,000 shares of the Common Stock, or 2.58% of the issued and outstanding shares of Common Stock; (v) OHS GenPar II, L.P. beneficially owns 330,000 shares of Common Stock, or 2.58% of the issued and outstanding shares of Common Stock; (vi) OHS MGP II, Inc. beneficially owns 330,000 shares of Common Stock, or 2.58% of the issued and outstanding shares of Common Stock; (vii) OHAM beneficially owns 85,238 shares of Common Stock or 0.68% of the issued and outstanding shares of Common Stock; (viii) OHA beneficially owns 40,476 shares of Common Stock, or 3.33% of the issued and outstanding shares of Common Stock; (ix) OHA MGP beneficially owns 40,476 shares of Common Stock, or 0.33% of the issued and outstanding shares of Common Stock; (ix) Mr. August beneficially owns 785,714 shares of Common Stock, or 6.07% of the issued and outstanding shares of Common Stock; and (x) the Reporting Persons, collectively, beneficially owns 785,714 shares of Common Stock, or 6.07% of the issued and outstanding shares of Common Stock.

         (b) (i) Each of OHSF, and OSHF GenPar and OHSF MGP, in their capacities as general partners of OSHF and OHSF GenPar, respectively, may be deemed to have the sole power to direct the voting and disposition of the 330,000 shares of Common Stock beneficially owned by OHSF; (ii) each of OHSF II, and OHSF GenPar II and OHSF MGP II, in their capacities as general partners of OHSF II and OHSF GenPar II, respectively, may be deemed to have the sole power to direct the voting and disposition of the 330,000 shares of Common Stock beneficially owned by OHSF II; (iii) OHAM, in its capacity as investment advisor, may be deemed to have the sole power to direct the voting and disposition of the 85,238 shares of Common Stock beneficially owned by its two investment advisee clients; (iv) each of OHA, in its capacity as investment advisor, and OHA MGP, in its capacity as general partner of OHA, may be deemed to have the sole power to direct the voting and disposition of the 40,476 shares of Common Stock beneficially owned by its one investment advisee client, (v) by virtue of the relationship between Mr. August and each of OHSF, OHSF GenPar, OHSF MGP, OHSF II, OHSF GenPar II, OHSF MGP II, OHAM, OHA and OHA MGP, Mr. August may be deemed to have the sole power to direct the voting and disposition of the 785,714 shares of Common Stock beneficially owned by such persons, and
(vi) the Reporting

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 17
------------------------                               -------------------------

Persons, collectively, may be deemed to have the sole power to direct the voting and disposition of the 785,714 shares of Common Stock beneficially owned by them.

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13D beneficially owned by such Reporting Person.

         (c) Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of Common Stock or in securities convertible into, exercisable for or exchangeable for shares of Common Stock, during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On September 10, 2002, the Reporting Persons acquired an aggregate of 8,250 shares of Series C Preferred Stock. The Series C Preferred Stock ranks, with respect to distribution and liquidation, senior to all classes of common stock of the Company. Dividends accrue daily at a rate of 6% per annum on the stated value of each share of Series C Preferred Stock from the issuance date and are payable quarterly in arrears in kind, or, with respect to the dividends payable on or prior to the first anniversary of the issuance date, in cash at the option of the Company. Certain shares of Series C Preferred Stock issued as a result of dividend accretion will only become convertible into Common Stock upon approval by a majority of the Company's stockholders present at a meeting convened to vote on the transactions. Subject to such limitation, each share of Series C Preferred Stock is convertible at any time, at the option of its holder, into Common Stock for a number of shares determined by dividing the stated value of such share (including accrued and unpaid dividends thereon) by $10.50 (subject to customary adjustments). The Series C Preferred Stock will be mandatorily redeemed by the Company on the seventh anniversary of their issuance date. Holders of shares of Series C Preferred Stock have veto rights with respect to certain corporate actions.

         In addition to the purchase of Series C Preferred Stock described in this Schedule 13D, the following occurred on September 10, 2002:

         o OHSF, OHSF II, OHAM (acting on behalf of two advisee clients) and OHA (acting on behalf of one advisee client) provided an aggregate of $36,550,000 in term loans to the Company, pursuant to the terms of a Financing Agreement dated as of September 6, 2002, the proceeds from such loans were to be used mainly to finance the acquisition of certain assets and refinance existing indebtedness;

         o the Company agreed, among other things, to (i) use its best efforts to solicit proxies from the shareholders of the Company to vote in favor of the approval of the issuance of shares of Common Stock in connection with the transactions contemplated by the Securities Purchase Agreement

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 18
------------------------                               -------------------------

                  in an aggregate amount greater than 19.99% of the number of shares of Common Stock outstanding prior to the consummation of the transactions contemplated by the Securities Purchase Agreement and (ii) cause the board of directors of the Company to recommend to the stockholders that they approve such proposal, as more particularly set forth in the Securities Purchase Agreement attached as EXHIBIT 1 hereto;

         o the Company, the Purchasers and the other parties thereto entered into an Investors Rights Agreement (the "Investors Rights Agreement") pursuant to which, among other things, (i) the Company agreed to register the shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration and (ii) the Purchasers were granted co-sale rights with respect to certain sales of shares of Common Stock by one or more shareholders of the Company, as more particularly set forth and described in the Investors Rights Agreement attached as EXHIBIT 2 hereto;

         o the Purchasers and certain shareholders of the Company entered into a Voting Agreement (the "Voting Agreement") pursuant to which, among other things, certain shareholders of the Company
                  (i) agreed to vote in favor of certain matters brought to a vote of the shareholders of the Company with respect to the transactions contemplated by the Securities Purchase Agreement, (ii) granted a proxy to certain persons to vote their shares of Common Stock with respect to certain matters involving the Company and (iii) agreed to refrain from transferring their shares of Common Stock unless certain conditions are satisfied, as more particularly set forth and described in the Voting Agreement attached as EXHIBIT 3 hereto; and

         o Cerberus Capital Management, L.P., acting on behalf of Cerberus CH LLC, and OHA entered into a Letter Agreement pursuant to which, among other things, they committed to preserve certain specified rights of the holders of the shares of Series C Preferred Stock with respect to the Company, as more particularly set forth and described in the Letter Agreement attached as EXHIBIT 4 hereto.

         So long as Oak Hill Advisors, Inc., its affiliates and advisee clients own not less than 2,500 shares of Series C Preferred Stock, Oak Hill Advisors, Inc. shall be entitled to appoint one designee who shall be entitled to observe the meetings of the board of directors in a non-voting capacity.

         The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 19
------------------------                               -------------------------

         Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between any of the Reporting Persons and any person or entity.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           EXHIBIT            DESCRIPTION
           -------            -----------
           1                  Securities Purchase Agreement among the Purchasers
                              and the Company, dated as of September 6, 2002
                              (Incorporated by reference to Exhibit 1 of Schedule 13D filed by Stephen Feinberg on
                              September 17, 2002).

           2 Investors Rights Agreement, dated as of September 6, 2002, by and among the Company and certain other parties identified therein (Incorporated by reference to Exhibit 2 of Schedule 13D filed by Stephen Feinberg on September 17, 2002).

           3 Voting Agreement, dated as of September 6, 2002, by and among the Company, and certain other parties identified therein (Incorporated by reference to Exhibit 3 of Schedule 13D filed by Stephen Feinberg on September 17, 2002).

           4 Letter Agreement, dated September 6, 2002, by and between Cerberus Capital Management, L.P., on behalf of Cerberus CH LLC, and Oak Hill Advisors, Inc. (Incorporated by reference to Exhibit 4 of Schedule 13D filed by Stephen Feinberg on September 17, 2002).

           5 Joint Filing Agreement, dated September 20, 2002, among Oak Hill Securities Fund, L.P., Oak Hill Securities GenPar, L.P., Oak Hill Securities MGP, Inc., Oak Hill Securities Fund II, L.P., Oak Hill Securities GenPar II, L.P., Oak Hill Securities MGP II, Inc., Oak Hill Asset Management, Inc., Oak Hill Advisors, L.P., Oak Hill Advisors MGP, Inc. and Glenn R. August.

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 20
------------------------                               -------------------------

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: September 20, 2002


                                        OAK HILL SECURITIES FUND, L.P.


                                        By: Oak Hill Securities GenPar, L.P.,
                                            its general partner


                                        By: Oak Hill Securities MGP, Inc.,
                                            its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President

                                        OAK HILL SECURITIES GENPAR, L.P.


                                        By: Oak Hill Securities MGP, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President

                                        OAK HILL SECURITIES MGP, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 21
------------------------                               -------------------------

                                        OAK HILL SECURITIES FUND II, L.P.


                                        By: Oak Hill Securities GenPar II, L.P.,
                                             its general partner


                                        By: Oak Hill Securities MGP II, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES GENPAR II, L.P.


                                        By: Oak Hill Securities MGP II, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES MGP II, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL ASSET MANAGEMENT, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL ADVISORS, L.P.

                                        By: Oak Hill Advisors MGP, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President

------------------------                               -------------------------
CUSIP No. 184496107                                                      Page 22
------------------------                               -------------------------

                                        OAK HILL ADVISORS MGP, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President



                                        /s/ Glenn r. August
                                        ----------------------------------------
                                        Glenn R. August